UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DISC MEDICINE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

254604101

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

300 Technology Square, 8th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 254604101	Page 2 of 16

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,593,785[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,593,785[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,593,785[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own the 1,593,785 shares of the Issuer’s Common Stock that are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 3 of 16

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,593,785[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,593,785[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,593,785[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own the 1,593,785 shares of the Issuer’s Common Stock that are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 4 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,593,785[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,593,785[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,593,785[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Fund X Reporting Persons”) beneficially own the 1,593,785 shares of the Issuer’s Common Stock that are directly held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Fund X Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 5 of 16

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 51,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 51,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Fund XII Reporting Persons”) beneficially own the 51,000 shares of the Issuer’s Common Stock that are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Fund XII Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 6 of 16

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 51,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 51,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Fund XII Reporting Persons”) beneficially own the 51,000 shares of the Issuer’s Common Stock that are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Fund XII Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 7 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 51,000[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 51,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Fund XII, L.P., a Delaware limited partnership (“Atlas XII”), Atlas Venture Associates XII, L.P., a Delaware limited partnership (“AVA XII LP”) and Atlas Venture Associates XII, LLC, a Delaware limited liability company (“AVA XII LLC” and together with Atlas XII and AVA XII LP, the “Fund XII Reporting Persons”) beneficially own the 51,000 shares of the Issuer’s Common Stock that are directly held by Atlas XII. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of AVA XII LP and AVA XII LLC has voting and dispositive power over the shares held by Atlas XII. As such, each of the Fund XII Reporting Persons share voting and dispositive power with respect to the shares held by Atlas XII.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 8 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 882,224[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 882,224[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 882,224[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 882,224 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 9 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 882,224[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 882,224[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 882,224[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 882,224 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 10 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 882,224[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 882,224[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 882,224[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership (“AVOF”), Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership (“AVAO LP”) and Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company (“AVAO LLC” and together with AVOF and AVAO LP, the “Opportunity Fund Reporting Persons”) beneficially own 882,224 shares of the Issuer’s Common Stock. All of these shares are held by AVOF. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVAO LP and AVAO LLC has voting and dispositive power over the shares held by AVOF. As such, each of the Opportunity Fund Reporting Persons share voting and dispositive power with respect to the shares held by AVOF.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 11 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Opportunity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 218,326[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 218,326[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 218,326[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 218,326 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 12 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity Ii, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 218,326[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 218,326[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 218,326[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 218,326 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 13 of 16

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates Opportunity Ii, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 218,326[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 218,326[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 218,326[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership (“AVOF II”), Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership (“AVAO II LP”) and Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company (“AVAO II LLC” and together with AVOF II and AVAO II LP, the “Opportunity Fund II Reporting Persons”) beneficially own 218,326 shares of the Issuer’s Common Stock. All of these shares are held by AVOF II. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVAO II LP and AVAO II LLC has voting and dispositive power over the shares held by AVOF II. As such, each of the Opportunity Fund II Reporting Persons share voting and dispositive power with respect to the shares held by AVOF II.

2	This percentage is calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 14 of 16

INTRODUCTION

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share of Disc Medicine, Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2021 (the “Initial Schedule 13D”) and later amended on February 14, 2023 (“Amendment No. 1” and together with the Initial Schedule 13D, the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows;

(a)(b)	As of the date hereof, Atlas X is the record owner of 1,593,785 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X and AVA X LLC has shared voting and dispositive power over the shares held by AVA X LP. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

As of the date hereof, Atlas XII is the record owner of 51,000 shares of Common Stock. AVA XII LP is the general partner of Atlas XII and AVA XII LLC is the general partner of AVA XII LP. Each of Atlas XII, AVA XII LP and AVA XII LLC has shared voting and dispositive power over the shares held by Atlas XII and AVA XII LLC has shared voting and dispositive power over the shares held by AVA XII LP. As such, each of Atlas XII, AVA XII LP and AVA XII LLC may be deemed to beneficially own the shares held by Atlas XII.

As of the date hereof, AVOF is the record owner of 882,224 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

As of the date hereof, AVOF II is the record owner of 218,326 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVOF II. As such, each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II. Each of the Fund X Reporting Persons, Fund XII Reporting Persons, Opportunity Fund Reporting Persons and Opportunity Fund II Reporting Persons may be deemed to beneficially own 7.0%, 0.2%, 3.9% and 1.0%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 22,877,552 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2023 on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

CUSIP 254604101	Page 15 of 16

Collectively, the Reporting Persons beneficially own an aggregate of 2,745,335 shares of Common Stock, which represents an estimated 12.0% of the Issuer’s outstanding Common Stock. The Fund X Reporting Persons, Fund XII Reporting Persons, Opportunity Fund Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

(c)

On August 14, 2023, Atlas X sold 175,000 shares of the Issuer’s Common Stock in the public market at a weighted average price of $52.59 per share. The shares were sold at prices ranging from $52.00 to $54.94.

On August 15, 2023, Atlas X sold 111,069 shares of the Issuer’s Common Stock in the public market at $52.40 per share.

On August 15, 2023, AVOF sold 72,931 shares of the Issuer’s Common Stock in the public market at $52.40 per share.

On September 14, 2023, Atlas X sold 94,440 shares of the Issuer’s Common Stock in the public market at a weighted average price of $53.05 per share. The shares were sold at prices ranging from $53.00 to $53.42.

On September 15, 2023, Atlas X sold 260,894 shares of the Issuer’s Common Stock in the public market at a weighted average price of $53.16 per share. The shares were sold at prices ranging from $53.00 to $53.60.

On September 18, 2023, Atlas X sold 2,115 shares of the Issuer’s Common Stock in the public market at a weighted average price of $53.22 per share. The shares were sold at prices ranging from $53.05 to $53.265.

Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP 254604101	Page 16 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner
By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE FUND XII, L.P.

By: Atlas Venture Associates XII, L.P., its general partner
By: Atlas Venture Associates XII, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XII, L.P.

By: Atlas Venture Associates XII, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES XII, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND I, L.P.

By: Atlas Venture Associates Opportunity I, L.P., its general partner
By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, L.P.

By: Atlas Venture Associates Opportunity I, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY I, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE OPPORTUNITY FUND II, L.P.

By: Atlas Venture Associates Opportunity II, L.P., its general partner
By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, L.P.

By: Atlas Venture Associates Opportunity II, LLC, its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer

ATLAS VENTURE ASSOCIATES OPPORTUNITY II, LLC

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Chief Financial Officer